UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company" or "Telefônica Brasil"), in the manner and for the purposes of Article 157, paragraph 4, of Law 6404/76, as amended, and pursuant to CVM Instruction No. 358/12, as amended, hereby informs the following:

Pursuant to article 17, item XV of the Bylaws and the CVM Instruction No. 567/15, the Board of Directors approved on July 28, 2020, after market closure, a new Share Buyback Program for the acquisition of shares issued by the Company (“Program”) for subsequent cancellation, sale or holding in treasury, as follows:

(i) Program Objective: acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or holding in treasury, with no capital reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the Company’s capital allocation.

(ii) Resources: the share buybacks will be made through the use of the capital reserve balance constant in the last Interim Financial Statements published on June 30, 2020 (R$ 1.165 billion), except the reserves referred to in Article 7, § 1, of ICVM 567.

(iii) Deadline: beginning from the date of the Board of Directors' resolution, shall remain in force up to January 27, 2022, and the acquisitions shall be made in Bolsa de Valores (B3 – Brasil, Bolsa e Balcão) at market prices, observing the legal limits.

(iv) Number of Shares to be acquired: up to a maximum of 583,558 common shares and 37,736,954 preferred shares.

(v) Number of Outstanding Shares: 31,610,941 common shares and 415,117,308 preferred shares; pursuant to the Article 8, section I, § 3 of ICVM 567; and

(vi) Intermediary Financial Institutions: The operation will be performed through the following financial institutions: (i) Bradesco Corretora S.A. CTVM, headquartered at

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Avenida Paulista, 1.450, 7th floor – São Paulo/SP, (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., headquartered at Av. Brig. Faria Lima, 347, 15th floor – São Paulo/SP, (iii) Itaú Corretora de Valores S.A., headquartered at Av. Brig. Faria Lima, 3.500, 3rd floor – São Paulo/SP e (iv) Santander Corretora de Câmbio e Valores Mobiliários S.A., headquartered at Av. Presidente Juscelino Kubitschek, 2.235, 24th floor – São Paulo/SP.

Information about the Program for the Buyback of Shares Issued by the Company, including those required under the CVM Instructions No. 567/15 and No. 480/09, as amended, and additional documents are available to shareholders at the Company's headquarters, on the Company's website (http://www.telefonica.com.br/ir), as well as on CVM and Bolsa de Valores (B3 – Brasil, Bolsa e Balcão) websites.

São Paulo, July 29, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available at www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 28, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director